Energea Portfolio 4 USA LP
52 Main Street
Chester, Connecticut 06412

VIA EDGAR

July 8, 2026

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Attn:     Irene Barberena-Meissner

Re:	Energea Portfolio 4 USA LP Amendment Withdrawal Post-Qualification Amendment on Form 1-A/A Filed June 30, 2026 File No. 024-12389

Dear Ms. Barberena-Meissner:

Pursuant to Rule 259(a) under Regulation A of the Securities Act of 1933, as amended, Energea Portfolio 4 USA LP hereby requests that the Form 1-A/A filed on June 30, 2026, and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The reason for the withdrawal is that there was a clerical error resulting in the filing being submitted as a Form 1-A/A. The filing was intended to be submitted as a Form 1-A POS.

For the avoidance of doubt, Energea Portfolio 4 USA LP is not seeking to withdraw its previously qualified offering statement or terminate the ongoing offering. The Company is only requesting withdrawal of the inadvertently filed Form 1-A/A submitted on June 30, 2026.

No securities were sold pursuant to the Form 1-A/A that is the subject of this withdrawal request, and the Form 1-A/A is not the subject of any proceeding under Rule 258.

Should you have any questions regarding these matters, please contact Kathy Koser at (860) 575-5440.

Very truly yours,
Energea Portfolio 4 USA LP

By: Energea Global LLC Its: General Partner

By:	/s/ MICHAEL SILVESTRINI
Name:	Michael Silvestrini
Title:	Managing Partner

cc: Steven R. Howard, Norton Rose Fulbright US LLP